Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation	Percentage Ownership

American Eco-Environment Corporation (“AEEC”)	Delaware, United States	100% by USIP.COM, Inc.

Harbin Yifeng Eco-environment Co. Ltd. (Yifeng)	People’s Republic of China	100% by AEEC

Harbin Yifeng Zhiye Management Co., Ltd.	People’s Republic of China	100% by Yifeng